Exhibit 99.1

News release

Cenovus provides risk management program update

Calgary, Alberta (April 4, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is announcing the suspension of its crude oil price risk management activities related to West Texas Intermediate (WTI). Given the strength of Cenovus’s balance sheet and liquidity position, the company has determined these programs are no longer required to support financial resilience. Cenovus will remain well positioned to generate significant free funds flow over the long term. The company plans to announce on April 27, 2022 its first-quarter results, details on its plan for increasing shareholder returns and updated 2022 corporate guidance.

Realized losses on all risk management positions for the three months ending March 31, 2022 are expected to be about $970 million. Actual realizations for the first quarter of 2022 will be reported with Cenovus’s first-quarter results. Based on forward prices as of March 31, 2022, estimated realized losses on all risk management positions for the three months ending June 30, 2022 are currently expected to be about $410 million. Actual gains or losses resulting from these positions will depend on market prices or rates, as applicable, at the time each such position is settled. Cenovus plans to close the bulk of its outstanding crude oil price risk management positions related to WTI over the next two months and expects to have no significant financial exposure to these positions beyond the second quarter of 2022.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “estimate”, “expect”, “plan”, “position” and “will” or similar expressions and includes suggestions of future outcomes, including statements about: Cenovus’s ability to generate free funds flow over the long term following the suspension of its crude oil price risk management activities related to West Texas Intermediate ("WTI"); the announcement of Cenovus’s first-quarter results, plan for increasing shareholder returns and updated 2022 corporate guidance, including the content and timing of such announcements; expected and estimated realized losses on all risk management positions for the first and second quarters of 2022; and Cenovus's intentions with respect to the closing of its outstanding crude oil price risk management positions related to WTI, including the extent and timing thereof and future financial exposure relating thereto.

News release

The forward-looking information in this news release also includes financial outlooks regarding Cenovus, including Cenovus’s expectations with respect to the impact of suspending its crude oil price risk management activities related to WTI and its expected and estimated realized losses on all risk management positions. The purpose of the financial outlooks contained in this news release is to provide management’s expectations regarding the effects of suspending Cenovus's crude oil price risk management activities related to WTI and readers are cautioned that such financial outlooks may not be appropriate for other purposes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, including those assumptions stated and inherent in Cenovus’s 2022 Corporate Guidance available on cenovus.com, some of which are specific to Cenovus and others that apply to the industry generally. In addition, the estimated amount of realized losses on all risk management positions for the second quarter of 2022 stated in this news release is based on applicable forward prices as of March 31, 2022. Actual realized gains or losses on these positions will fluctuate based on the actual market prices or rates, as applicable, at the time each such position is settled. These fluctuations could be material resulting in actual realized gains or losses being materially different from the amounts disclosed in this news release.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking information is contained under “Risk Management and Risk Factors” in Cenovus’s Annual Management’s Discussion and Analysis or Form 40-F for the year ended December 31, 2021.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Investors	Media
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